SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2008

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and 333-139707 and 333-144251 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.


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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: May 15, 2008


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                                 [EZCHIP LOGO]


                 EZCHIP BRINGS VIDEO PROCESSING TO THE LINE CARD
                         WITH THE NP-4 NETWORK PROCESSOR

YOKNEAM, ISRAEL, May 14, 2008 - EZchip Technologies Ltd. (a LanOptics Ltd. company, NASDAQ:EZCH), a fabless semiconductor company providing Ethernet network processors, today disclosed that its NP-4 network processor, now in design, features support for the enhanced transport of video applications. Integration of video support into the network processor facilitates moving the video processing functionality in switches and routers from a centralized services card onto each of their line cards. The net result is a significant boost in the switch/router's performance and its support for video applications, while freeing the services card processor for other tasks. EZchip will discuss the NP-4 applications support and its focus on video processing at the Gilder/Forbes Telecosm 2008 Conference, May 27-29 in Lake George, NY.

"The NP-4 marks a paradigm shift in the role network processors will play in networking systems in the years to come," said Eli Fruchter, President and CEO of EZchip Technologies. "In addition to providing flexible layer-2 switching and layer-3 routing functions, it will offer applications aware processing. EZchip's NP-4 will offload critical tasks, in particular those related to video transport, from the system's services-card processor, typically a multi-core general-purpose processor, to the line-card processor, typically an optimized network processor. Because there can be as many as 64 network processors in a switch/router chassis versus only one or two multi-core services processors, the offload of video transport can be very significant and greatly enhance the switch/router's performance."

"We are seeing an excellent market response to these video transport features and the NP-4 in general, which is already generating notable design wins," added Mr. Fruchter.

While telecom and cable network operators are now rapidly embracing carrier Ethernet networks and services, video over the net and high-definition IPTV are expected to drive explosive growth in network traffic. Hand-in-hand, switches/routers are becoming the central element for transporting the increasing traffic volumes, and for enabling the network to offer consumers a viewing experience of unmatched quality, flexibility and reliability. Consequently, it is necessary for switches/routers to support video applications and address broad demands for network quality of service, availability and reliability. With the increase in network traffic, it is becoming apparent that these functions must be performed on each of the switch/router's network ports, i.e. line cards, to prevent it from becoming a crucial network bottleneck. EZchip's NP-4 100-Gigabit network processor, announced last year, will feature extended support for video transport to enable video processing on the switch/router line cards.

In addition to integrating all the key components of a switch/router line card into a single chip, the NP-4 introduces applications-level processing features. Central to these are mechanisms designed to enable high-quality, large-scale video transport. Key features include:

     o Elaborate service level guarantees on a per-flow basis to transport thousands of end-users' programs simultaneously.

     o Elimination of packet loss and retransmission during transitions in the network topology due to link or node failures.

     o    Enabling fast switching between viewing channels (end-user zapping).

     o Scaling the network to support a large number of unicast channels (e.g. VOD) to many end users.

ABOUT THE NP-4 NETWORK PROCESSOR

EZchip's NP-4, currently in design, is a 100-Gigabit network processor with integrated traffic management and offers system vendors a significant cost reduction by integrating all the key components of their line card into a single chip. NP-4 main highlights include:

     o 100-Gigabit throughput for building 20-Gigabit, 40-Gigabit and 100-Gigabit line cards for Carrier Ethernet Switches and Routers
          (CESR).

     o Integrated traffic management providing granular bandwidth control to enable the delivery of triple-play services in Ethernet networks.

     o Integrated 100-Gigabit, 10-Gigabit and 1-Gigabit Ethernet serial ports.

     o Integrated Fabric Interface Chip (FIC) for direct connection to Ethernet switches that are used as switch fabrics while providing system-wide Quality of Service.

     o Utilizes external memory chips based on low cost and low power DRAM technology.

     o    Operations, Administration and Management (OAM) processing offload.

     o Software compatible with EZchip's present NP-2 and NP-3 network processors.

ABOUT EZCHIP TECHNOLOGIES

EZchip Technologies is a fabless semiconductor company that provides Ethernet network processors. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabit per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks. For more information on EZchip, visit our web site at http://www.ezchip.com.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LANOPTICS FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2008 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LANOPTICS.

Company Contact:                       Investor Contact:
Daureen Green                          Ehud Helft / Fiona Darmon
EZCHIP TECHNOLOGIES, ISRAEL            CCGK INVESTOR RELATIONS
dgreen@ezchip.com                      info@gkir.com
Tel: +972-4-959-6677                   Tel: (US) 1 646 797 2868 / 1 646 201 9246